Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated March 4, 2026, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

GREAT LAKES DREDGE & DOCK CORPORATION

at

AN OFFER PRICE OF $17.00 PER SHARE IN CASH

Pursuant to the Offer to Purchase

Dated March 4, 2026

by

HURON MERGECO., INC.,

a wholly-owned subsidiary

of

SALTCHUK RESOURCES, INC.

Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), is offering to purchase (the “Offer”) all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation, a Delaware corporation (“GLDD”), for $17.00 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Subject to the terms of the Agreement and Plan of Merger, dated as of February 10, 2026, by and among GLDD, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), the Offer Price will be paid subject to any required tax withholdings and without interest.

Stockholders who hold Shares that are registered in their name and are tendered directly to Broadridge Corporate Issuer Solutions, LLC, which is the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. NEW YORK CITY TIME ON MARCH 31, 2026 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or, to the extent permitted by the Merger Agreement, waiver of certain conditions, Purchaser will be merged with and into GLDD, without a meeting, vote or any further action of GLDD’s stockholders (“GLDD Stockholders”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Purchaser will cease and GLDD will survive the merger as a wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation”, such merger, the “Merger” and the Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action required by any party to the Merger Agreement or any GLDD Stockholder, each Share issued and outstanding immediately prior to the Effective Time other than Shares (i) held by GLDD in treasury or owned of record by GLDD or any subsidiary of GLDD and Shares owned of record by Parent, Purchaser (including Shares irrevocably accepted for payment by Purchaser in the Offer) or any of their respective wholly-owned subsidiaries (in each case, other than those held on behalf of any third party) shall be canceled and cease to exist, with no payment being made with respect thereto, and (ii) held by any GLDD Stockholders who have properly demanded appraisal rights of such Shares under, and who comply in all respects with, Section 262 of the DGCL and have not validly revoked such demand, will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable withholding taxes (the “Merger Consideration”). Upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable on the same business day as the Acceptance Time (as defined below), without a meeting, vote or any further action of GLDD Stockholders, in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser will be merged with and into GLDD, whereupon the separate existence of Purchaser will cease, and GLDD will continue as the Surviving Corporation in the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser’s obligation to accept for purchase and payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (such acceptance, the “Offer Closing”, and the date and time at which the Offer Closing occurs, the “Acceptance Time”) is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions set forth in the Merger Agreement, including, but not limited to:

1.

the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares owned, directly or indirectly, by Parent, Purchaser and any of their respective wholly-owned subsidiaries, shall equal at least one (1) Share more than a majority of the issued and outstanding Shares as of the expiration of the Offer, which, for this calculation, will exclude tendered Shares not yet “received” (within the meaning of Section 251(h) of the DGCL) (the “Minimum Tender Condition”);

2.

the waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or been terminated as of the expiration of the Offer (the “Competition Laws Condition”);

3.

no governmental entity of competent jurisdiction shall have issued or entered any judgment, order, award, stipulation, settlement, injunction or decree that is in effect and that enjoins or prohibits the making of the Offer or the consummation of the Offer or the Merger (the “Injunction Condition”);

4.

the accuracy of the representations and warranties of GLDD set forth in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and the Offer to Purchase);

5.

GLDD’s performance and compliance in all material respects with its agreements and covenants contained in the Merger Agreement that are required to be performed or complied with by it at or prior to the Acceptance Time;

6.

Parent and Purchaser receiving a certificate signed on behalf of GLDD, dated as of the Acceptance Time, to the effect that the conditions referenced in clauses (4) and (5) above and clause (7) below have been satisfied;

7.	no GLDD Material Adverse Effect (as defined in the Offer to Purchase) shall have occurred since the date of the Merger Agreement; and

8.	the Merger Agreement not being terminated in accordance with its terms (the “Termination Condition”, and collectively, (1) through (8), the “Offer Conditions”).

The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Purchaser and Parent reserve the right to waive certain of the conditions to the Offer in their sole discretion to the extent permitted by applicable law (other than the Minimum Tender Condition, which may be waived by Purchaser only with the prior written consent of GLDD, or the Competition Laws Condition, the Injunction Condition or the Termination Condition).

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of all of the issued and outstanding Shares of GLDD. Following the consummation of the Offer, Purchaser intends to effect the Merger pursuant to Section 251(h) of the DGCL as promptly as practicable on the same business day as the Acceptance Time, subject to the satisfaction or waiver (to the extent permitted by the Merger Agreement) of certain conditions. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of GLDD’s stockholders will be required to adopt the Merger Agreement or consummate the Merger.

After careful consideration, the GLDD Board has unanimously: (i) determined that it is in the best interests of GLDD and GLDD Stockholders for GLDD to enter into the Merger Agreement and declared the Merger Agreement and the Transactions, including the Offer and the Merger, advisable, (ii) approved the execution, delivery and performance of, and adopted the Merger Agreement and the consummation of the Transactions, including the Merger and the Offer, in accordance with the DGCL, (iii) resolved that the Merger shall be effected under and governed by Section 251(h) of the DGCL, and (iv) recommended that GLDD Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Descriptions of the reasons for the GLDD Board’s recommendation and approval of the Offer are set forth in GLDD’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to GLDD Stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). GLDD Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 thereof under the sub-headings “Recommendation of the Company Board”, “Background of the Offer and Merger” and “Reasons for the Recommendation.”

The Merger Agreement provides that (i) Purchaser may, in its sole discretion, and without the consent of GLDD or any other person, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days (as determined as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) per extension (or such longer period as the parties may agree), if, at any then-scheduled Expiration Date, any Offer Condition is not satisfied or waived by Purchaser or Parent, in order to permit such Offer Condition to be satisfied, except that, in the event that at any then-scheduled Expiration Date, the Minimum Tender Condition is the only Offer Condition not satisfied (other than the Offer Conditions that by their nature are only satisfied as of the Acceptance Time so long as such conditions would be satisfied if the Acceptance Time were to then occur) then Purchaser shall not be permitted to extend the Offer more than four (4) times in the aggregate, (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by applicable law, or by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or Nasdaq applicable to the Offer, and (iii) if, at any then-scheduled Expiration Date, any Offer Condition is not satisfied or, if permitted by the Merger Agreement, waived by Parent or Purchaser at such time, then if requested by GLDD, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods of ten (10) business days (determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such other period as the parties may agree), except that, in the event that at any then-scheduled Expiration Date, the Minimum Tender Condition is the only Offer Condition not satisfied (other than conditions that by their nature are only to be satisfied at the Acceptance Time, so long as such conditions would be satisfied if the Offer were to then expire), Purchaser is not required to, and Parent is not required to cause Purchaser to, further extend the Offer more than four (4) times in the aggregate; provided that Purchaser is not required to, and Parent is not required to cause Purchaser to, extend the Offer beyond the Outside Date (as defined in the Merger Agreement) or the date the Merger Agreement is validly terminated in accordance with the terms thereof.

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to (i) increase the amount of cash constituting the Offer Price and/or (ii) waive, in whole or in part, any Offer Condition, or modify the terms of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of GLDD, Purchaser may not (and Parent will not permit Purchaser to) (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price (other than as permitted by the Merger Agreement), (c) amend, modify or waive the Minimum Tender Condition, the Competition Laws Condition, the Injunction Condition and the Termination Condition, (d) add to the Offer Conditions or other conditions of the Offer or amend, modify or supplement any Offer Condition or other conditions of the Offer, (e) except as provided in the Merger Agreement with respect to the extension of the Offer, terminate, extend, or otherwise amend or modify the Expiration Date, (f) change the form of consideration payable in the Offer, (g) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to GLDD Stockholders or that would reasonably be expected to cause any delay of Parent or Purchaser to consummate the Offer, or (h) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. New York City time on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c), and 14e-1(d) under the Exchange Act.

For purposes of the Offer, if and when Purchaser gives oral or written notice to Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price (subject to any required tax withholdings) therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Payment for Shares tendered and accepted for purchase and payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees in customary form (or, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary and Paying Agent, in each case, as further described in the Offer to Purchase. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or book-entry confirmations with respect to Shares, as the case may be, and other documents described above are actually received by the Depositary and Paying Agent.

Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the Expiration Date (i.e., at any time prior to one minute after 11:59 p.m. New York City time on March 31, 2026), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after May 3, 2026, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The exchange of Shares for cash pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. For a summary of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the particular tax consequences of the Offer and the Merger in light of their particular circumstances, including the application and effect of any U.S. federal, state, local and non-U.S. tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

GLDD has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to GLDD Stockholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GLDD’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO, and GLDD’s Schedule 14D-9, contain important information and all documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense.

The Information Agent for the Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500

Email: tenderoffer@mackenziepartners.com

Stockholders, banks and brokers may call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885.